Imago Rehab, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Imago Rehab, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 25, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,122,731	2,291,907
Accounts Receivable	23,289	10,721
Prepaid Expenses	12,270	13,052
Other Receivable	-	134,380
Total Current Assets	1,158,291	2,450,060
TOTAL ASSETS	1,158,291	2,450,060
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	74,281	11,891
Accrued Expenses	24,606	18,238
Total Current Liabilities	98,887	30,129
TOTAL LIABILITIES	98,887	30,129
EQUITY		
Common Stock	70	70
Series Seed-1 Preferred Stock	38	38
Series Seed-2 Preferred Stock	7	7
Additional Paid in Capital	3,598,606	3,598,606
Accumulated Deficit	(2,539,317)	(1,178,790)
Total Equity	1,059,404	2,419,931
TOTAL LIABILITIES AND EQUITY	1,158,291	2,450,060

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2022	6,856,550	69	748,690	7	693,367	7	1,156,482	(466,820)	689,746
Issuance of Common Stock	159,300	2	3,041,545	30	-	-	2,442,123	-	2,442,155
Legal Fees from Issuance of Stock	-	-	-	-	-	-	-	(77,446)	(77,446)
Net Income (Loss)	-	-	-	-	-	-	-	(634,523)	(634,523)
Ending Balance 12/31/2022	7,015,850	70	3,790,235	38	693,367	7	3,598,606	(1,178,790)	2,419,931
Issuance of Common Stock	2,682,841	-	-	-	-	-	-	-	-
Cancellation of Common Stock	(5,100,000)	-	-	-	-	-	-	-	-
Legal Fees from Issuance of Stock	-	-	-	-	-	-	-	(9,995)	(9,995)
Net Income (Loss)	-	-	-	-	-	-	-	(1,350,533)	(1,350,533)
Ending Balance 12/31/2023	4,598,691	70	3,790,235	38	693,367	7	3,598,606	(2,539,317)	1,059,404

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	107,135	75,887
Cost of Revenue	69,052	42,341
Gross Profit	38,083	33,546
Operating Expenses		
Advertising and Marketing	37,940	1,512
General and Administrative	1,100,445	512,332
Research and Development	290,759	150,264
Rent and Lease	50,664	38,961
Total Operating Expenses	1,479,809	703,070
Operating Income (loss)	(1,441,725)	(669,524)
Other Income		
Grant Income	51,031	149,605
Other	40,162	35,000
Total Other Income	91,193	184,605
Other Expenses		
Grant Expenses	-	149,605
Total Other Expenses	-	149,605
Earnings Before Income Taxes	(1,350,533)	(634,523)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,350,533)	(634,523)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,350,533)	(634,523)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	68,757	6,826
Accounts Receivable	(12,568)	(6,216)
Prepaids	782	(6,447)
Other Receivables	134,380	(83,094)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	191,351	(88,931)
Net Cash provided by (used in) Operating Activities	(1,159,181)	(723,454)
FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	-	2
Proceeds from Issuance of Preferred Stock	-	30
Proceeds from Paid-in Capital, net of legal fees incurred	(9,995)	2,364,677
Net Cash provided by (used in) Financing Activities	(9,995)	2,364,709
Cash at the beginning of period	2,291,907	650,653
Net Cash increase (decrease) for period	(1,169,176)	1,641,255
Cash at end of period	1,122,731	2,291,907

Imago Rehab, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Imago Rehab ("the Company") was formed in Delaware on November 24th, 2020. The Company was launched out of Harvard University after years of research focused on helping individuals recovering from strokes. The Company's focus has always been on combining the power of virtual rehab services that can be delivered at home with the advancements and innovations happening in the soft robotics and digital health industries.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing occupational therapy and physical therapy services. The Company's primary performance obligation is to provide individualized occupational and physical therapy services as agreed upon with each customer. The Company records revenue upon completion of the services and bills on a monthly basis either the patient or the insurance company.

Other Income

The Company generated other income of $91,193 in 2023 consisting primarily of grant revenue of $51,031 and interest income of $37,074. The Company generated other income of $184,605 in 2022 consisting primarily of grant revenue of $149,605 and Harvard competition income of $35,000. The grant revenue is from two sources. Each requires the company to meet milestones and/or deliverables. All monies under both agreements are fully paid for.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivable

The Company had an other receivable balance of $134,380 as of December 31st, 2022, related to revenue earned but not yet billed to the customer. The amount was fully collected in 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Rent and Lease</u>

The Corporation has traditionally had leases at shared workspaces of 1 year or less. On August 1st, 2022, the Company leased two desk spaces for $1,500 per month and the lease terminated on July 31st, 2023. On August 1st, 2023, The Company leased space at Umass Lowell for $1,500 per month. The term expires on July 31st, 2024.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	5,113,334	$0.09
Granted	159,300	$0.09
Vested	(926,615)	$0.09
Forfeited	-	$-
Nonvested shares, December 31, 2022	4,346,019	$0.09
Granted	2,682,841	$0.09
Vested	(5,331,449)	$0.09
Forfeited	-	$-
Nonvested shares, December 31, 2023	1,697,411	$0.09

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	-	$-
Granted	224,620	$0.09
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	224,620	$0.09
Granted	2,551,258	$0.09
Exercised	-	$-
Expired/cancelled	(224,620)	$0.09
Total options outstanding, December 31, 2023	2,775,878	$0.09
Options exercisable, December 31, 2023	272,368	$0.09

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	-	$-
Granted	224,620	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	224,620	$-
Granted	2,551,258	$-
Vested	(47,748)	$-
Forfeited	(224,620)	$-
Nonvested options, December 31, 2023	2,503,510	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Massachusetts. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has licensed certain intellectual property from Harvard in return for an ownership stake and ongoing royalties. The fees related to the licensing of this intellectual property were $23,950 in 2023 and $50,607 in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any notes payables or other long-term debt as of December 31st, 2023.

NOTE 6 – EQUITY

The Company has authorized 12,500,000 common shares with a par value of $0.00001 per share. 4,598,691 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,483,607 preferred shares with a par value of $0.00001 per share, consisting of 3,790,240 Series Seed-1 Preferred Stock and 693,367 Series Seed-2 Preferred Stock. 3,790,235 Series Seed-1 Preferred Stock and 693,367 Series Seed-2 Preferred Stock were issued and outstanding as of December 31st, 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 25, 2024, the date these financial statements were available to be issued.

The Company issued 248,681 shares of Series Seed-3 Preferred Shares for $249,999 on June 21st, 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.